                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                PXRE CORPORATION
        -----------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                      Delaware                             06-1183996
     ----------------------------------------           ----------------
     (State of Incorporation or Organization)            (IRS Employer
                                                        Identification no.)

 399 Thornall Street, Fourteenth Floor, Edison, New Jersey             08837
-----------------------------------------------------------          ----------
        (Address of principal executive offices)                     (Zip Code)

If this form relates to the            If this form relates to the
registration of a class of debt        registration of a class of debt
securities and is effective upon       securities and is to become effective
filing pursuant to General             simultaneously with the
Instruction A(c)(1) please check       effectiveness of a concurrent
the following box. [ ]                 registration statement under the
                                       Securities Act of 1933 pursuant to
                                       General Instruction A(c)(2) please
                                       check the following box.  [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class               Name of Each Exchange on Which
        to be so Registered               Each Class is to be Registered
        ------------------                ------------------------------
        Common Stock,                        New York Stock Exchange
        par value $.01 per share

Securities to be registered pursuant to Section 12(g) of the Act:

        None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

     The capital stock of PXRE Corporation, a Delaware corporation (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. is the Company's Common Stock, par value $.01 per share ("Common Stock"). The Registrant's authorized capital stock consists of 40,000,000 shares of Common Stock and 500,000 shares of Serial Preferred Stock, par value $.01 per share ("Preferred Stock").

Common Stock

      Subject to the preferential rights, if any, of holders of any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available for such payment. The declaration and payment of such dividends by the Registrant is subject to the discretion of its Board of
Directors and is dependent, among other things, upon any dividends it may receive as the sole stockholder of PXRE Reinsurance Company ("PXRE Reinsurance"). Dividends paid by PXRE Reinsurance are dependent upon many factors, including its earnings and financial condition, its business needs and capital and surplus requirements and applicable regulatory restrictions, in particular the insurance statutes and regulations of the State of Connecticut. Connecticut insurance law provides that the maximum amount of dividends or other distributions that PXRE Reinsurance may declare or pay to the Company within any twelve-month period, without regulatory approval, is limited to the lesser of
(a) earned surplus or (b) the greater of 10% of policyholders' surplus at December 31 of the preceding year or 100% of net income for the twelve-month period ending December 31 of the preceding year, all determined in accordance with statutory accounting practices. (No consideration is given by the Connecticut Insurance Commissioner to financial statements prepared in accordance with generally accepted accounting principles in the determination of the foregoing dividend limitations.) No assurances can be given that any dividends will be declared and paid by the Company or PXRE Reinsurance or as to the amount of such dividends, if any.

     Holders of shares of Common Stock do not have any preemptive or other rights to purchase additional shares. Subject to the preferential rights of holders of any then outstanding Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders in the event of the liquidation, dissolution or winding up of the Company. The issued and outstanding shares of Common Stock are fully paid and nonassessable. In addition to corporate law, the acquisition of shares of the Company's Common Stock is governed by applicable insurance laws.

     Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. There is no cumulative voting.

     The Registrant's Amended and Restated Certificate of Incorporation provides for the election of directors to staggered three-year terms. Additionally, the Amended and Restated Certificate of Incorporation provides that the number of directors may be increased or decreased by up to two members within any twelve-month period by a resolution adopted by a majority vote of the Company's Board of Directors, with any further increases or decreases in such period requiring a resolution adopted by at least two-thirds of the entire Board and a majority (but not less than six) of the Continuing Directors (as defined therein). Furthermore, directors may be removed from office, with or without cause, only by the affirmative vote of two-thirds or more of the voting power of then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

     The Registrant's Amended and Restated Certificate of Incorporation also contains special voting provisions which apply to certain business transactions involving the Company or PXRE Reinsurance with, or proposed by or on behalf of, an interested stockholder or certain related parties (excluding Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and any direct or indirect subsidiary thereof). In general, such a transaction must be approved by two-thirds of the directors or by the affirmative vote of at least two-thirds of the total voting power of the Company's capital stock entitled to vote generally in the election of directors (including the affirmative vote of a majority of the shares of the Company's outstanding voting stock, excluding shares beneficially owned, directly or indirectly, by any person who owns 5% or more of the then outstanding voting stock or controls, is controlled by, or is under common control with the Company (except for Phoenix Home Life); provided, however, that if the terms of such transaction meet certain "fair price" requirements and such transaction is recommended to stockholders by the favorable vote of at least a majority of the entire Board of Directors (and a majority, but not less than four, of the Continuing Directors), then only the vote, if any, required by Delaware law is required.

     The effect of the above-described provisions of the Registrant's Amended and Restated Certificate of Incorporation may be to impede a change in control of the Company and to deprive stockholders of an opportunity to sell their shares at a premium over prevailing market prices in connection with such transaction. As a result of the possible effects of such provisions, they may be considered as "anti-takeover" provisions.

Preferred Stock

     The Board of Directors may, without action of the stockholders of the Company, issue Preferred Stock from time to time in one or more series with distinctive serial designations.

     The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; and
(vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock and any class of the Common Stock.

     It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of shares of Common Stock until the Board of Directors determines the specific rights of the holders of a series of the Preferred Stock. However, such effects might include (a) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (c) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (d) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Item 2. Exhibits.

     The securities being registered hereby are to be registered on an exchange on which no other securities of the Registrant are registered. Therefore, all exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange and are not filed with or incorporated by reference to this Registration Statement.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          PXRE Corporation

Date:   December 18, 1996                By: /s/ Gerald L. Radke
                                              ----------------------------------
                                                Gerald L. Radke
                                                Chairman of the Board, President
                                                and Chief Executive Officer